

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

William A. Ackman
Chief Executive Officer
Pershing Square SPARC Holdings, Ltd./DE
787 Eleventh Avenue, 9th Floor
New York, New York 10019

> **Re: Pershing Square SPARC Holdings, Ltd./DE**
> **Amended Registration Statement on Form S-1**
> **Filed August 21, 2023**
> **File No. 333-261376**

Dear William A. Ackman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1 filed August 21, 2023

Exhibits

1. Please obtain and file an updated consent from your independent auditors.

2. We note that in rendering the legal opinion you have assumed that "the Company will have sufficient authorized and unissued shares of common stock at the time of issuance of Shares pursuant to the Definitive Agreement." Since you are registering the common stock underlying the SPARs on this registration statement, this is an inappropriate assumption that goes to the underlying opinion. See Staff Legal Bulletin No. 19 Section II.B.3.a. Please remove this assumption. In addition, please remove the assumption that "the Definitive Agreement and the SPAR Rights Agreement will constitute a valid and binding obligation of all parties thereto, enforceable against each such party in accordance with its terms." This assumption assumes away the underlying issue.

3.   Please file a revised legal opinion that is not qualified as to jurisdiction. While counsel may write a legality opinion under Delaware law, it should not indicate in the opinion that it is not licensed to practice in the state of Delaware. For guidance, please refer to Section II.B.3.b of Staff Legal Bulletin No. 19.

4.   We note the reference in the legal opinion to "payment in full of the consideration payable therefor" relating to the SPARs. Such SPARs are to be issued in a distribution to shareholders of PSTH for no consideration. Please remove or advise.

5.   Please include revised disclosure in your prospectus to describe the terms of the two tranches in which the Additional Forward Purchasers may purchase shares up to the Maximum Additional Forward Purchase amount, as contemplated by Section 1(a) of the Additional Forward Purchase Agreement filed as Exhibit 10.6 to the registration statement. In this regard, we note statements on pages 7, 101, F-15 and F-31 of the prospectus indicating that the Additional Forward Purchaser will commit to the size of its purchase at the time you enter into a Definitive Agreement. In addition, to the extent the second tranche of the Additional Forward Purchase may be used to prevent the reduction to the Proration Fraction relating to the Sponsor Warrants, please provide clear disclosure in the prospectus.

    You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregory P. Patti, Jr.